UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

Commission File Number 000-21923

WINTRUST FINANCIAL CORPORATION
RETIREMENT SAVINGS PLAN
(Full title of the plan)

WINTRUST FINANCIAL CORPORATION
727 NORTH BANK LANE
LAKE FOREST, IL 60045
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

REQUIRED INFORMATION

Items 1-3.	Omitted in accordance with Item 4.

Item 4.	The Wintrust Financial Corporation Retirement Savings Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In accordance with Item 4 and in lieu of the requirements of Items 1-3, the following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:
▪	Report of Independent Registered Public Accounting Firm

▪	Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008

▪	Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2009 and 2008

▪	Notes to Financial Statements

▪	Supplemental Schedule (as of December 31, 2009)

The Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008, and Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2009 and 2008 filed herewith are hereby incorporated by reference to the Registration Statement on Form S-8 filed by Wintrust Financial Corporation (Registration No. 333-52652) with the Securities and Exchange Commission on December 22, 2000.

Exhibits

23.1	Consent of Independent Registered Public Accounting Firm

2

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 29, 2010

WINTRUST FINANCIAL CORPORATION RETIREMENT SAVINGS PLAN
/s/ DAVID A. DYKSTRA
David A. Dykstra, Trustee

3

EXHIBIT INDEX
The following exhibits are filed herewith:

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

4

Financial Statements and
Supplemental Schedule
Wintrust Financial Corporation Retirement Savings Plan
Years Ended December 31, 2009 and 2008
With Report of Independent Registered Public Accounting Firm

Wintrust Financial Corporation Retirement Savings Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Wintrust Financial Corporation
   Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of Wintrust Financial Corporation Retirement Savings Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Chicago, Illinois
June 29, 2010

Wintrust Financial Corporation Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2009	2008

Assets
Cash	$—	$3,644
Investments, at fair value	88,740,511	61,562,241
Participant contributions receivable	314,905	253,306
Employer contributions receivable	3,055,953	2,866,853
Receivables — unsettled trades	27	2,504

Total assets, at fair value	92,111,396	64,688,548

Liabilities
Payables — unsettled trades	27	1,494

Net assets, at fair value	92,111,369	64,687,054

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	745,624	2,425,496

Net assets available for benefits	$92,856,993	$67,112,550

See notes to financial statements.

Wintrust Financial Corporation Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2009	2008

Additions
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$15,722,845	$(23,654,941)
Interest and dividends	1,000,813	1,585,198

Net investment income (loss)	16,723,658	(22,069,743)

Contributions:
Participant contributions — salary deferral	7,695,772	7,219,998
Participant contributions — rollovers	402,401	474,409
Employer-matching contributions, net of forfeitures	3,056,225	2,869,169

Total contributions	11,154,398	10,563,576

Transfers from plan mergers:
Advanced Investment Partners, LLC 401(k) Plan	1,360,510	—

Total additions	29,238,566	(11,506,167)

Deductions
Benefits paid to participants	3,370,068	4,484,098
Administrative fees	124,055	31,199

Total deductions	3,494,123	4,515,297

Net increase (decrease) in net assets available for benefits	25,744,443	(16,021,464)
Net assets available for benefits:
Beginning of year	67,112,550	83,134,014

End of year	$92,856,993	$67,112,550

See notes to financial statements.

Wintrust Financial Corporation Retirement Savings Plan
Notes to Financial Statements
Years Ended December 31, 2009 and 2008
1. Description of the Plan
The following brief description of the Wintrust Financial Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more comprehensive description of the Plan’s provisions.
General
The Plan is a participant-directed, defined contribution plan covering all eligible employees, as defined in the Plan, of Wintrust Financial Corporation and its eligible subsidiaries (collectively, the Company). Wintrust Financial Corporation is the Plan Sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company is the Plan Administrator and has appointed a committee of its authorized representatives to administer the Plan.
All full-time employees who have completed at least three months of employment and are at least 18 years of age are eligible to participate in the Plan.
The Advanced Investment Partners, LLC 401(k) Plan was merged into the Plan in 2009.
Contributions
The Plan allows participants to make voluntary contributions up to the maximum allowable by the Internal Revenue Code (the Code), which was $16,500 during 2009 and $15,500 during 2008. In addition, participants over the age of 50 had the option of contributing an additional $5,500 in 2009 and $5,000 in 2008. Participant contributions are tax deferred under the provisions of Code Section 401(k), subject to certain limitations; however, the Plan also has a Roth option, which allows participants to make contributions that are not tax deferred. Participant contributions and earnings thereon are credited directly to the participant’s account and are fully vested.
The Company may elect to make matching contributions to the Plan on behalf of all eligible participants. Generally, participants must be employed on the last day of the plan year to be eligible for matching contributions. For 2009 and 2008, the Company’s matching contribution was 60% of a participant’s contributions up to a maximum of $4,000 per participant. The Plan allows additional amounts to be contributed at the discretion of the Company. No additional amounts were contributed in 2009 or 2008.
The Plan also accepts rollover contributions from other qualified plans. Rollovers are credited to a participant’s rollover account and are not eligible for matching contributions by the Company.

Wintrust Financial Corporation Retirement Savings Plan
Notes to Financial Statements
1. Description of the Plan (continued)
Investment of Plan Assets
A trust was established for the purposes of holding and investing the Plan’s assets in accordance with the terms of the trust agreement between the Company and the Trustee, Wayne Hummer Trust Company, N.A., a subsidiary of the Company and a party in interest.
Participant Loans
Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their account balances. Loan terms are established by the Plan Administrator, in accordance with the Plan Agreement. The loans are secured by the balance in the participants’ accounts and bear interest at a rate commensurate with local prevailing rates, as determined by the Plan Administrator. Interest rates on participant loans ranged from 3.25%–9.50% at December 31, 2009 and 2008. Principal and interest are paid by the participants through payroll deductions authorized by the participants.
Participant Accounts
Separate accounts are maintained for each participant. Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, if any, and (b) the Plan’s earnings/losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Payment of Benefits
The Plan provides that on termination of service due to death, disability, or retirement, a participant (or his beneficiary) may elect to receive an amount equal to the value of the participant’s account as a lump-sum payment or in installment payments. Distributions due to retirement generally begin upon the attainment of age 65. Upon termination of service due to other reasons, a participant may receive the value of the participant’s account as a lump-sum distribution. A participant may also receive in-service distributions upon the attainment of age 59 1/2 in the form of a lump sum payment or installment payments. Hardship distributions can be made from a participant’s account balance with the approval of the Plan Administrator, if specific criteria are met.

Wintrust Financial Corporation Retirement Savings Plan
Notes to Financial Statements
1. Description of the Plan (continued)
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions, if any, at any time and to terminate the Plan subject to the provisions of ERISA.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value in accordance with Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures. Quoted market prices, when available, are used to value equity securities and mutual funds. Shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan. The Wintrust Financial Corporation common stock is a unitized fund composed principally of Wintrust Financial Corporation common stock and is valued at the daily unit closing price.
The Plan’s interest in the Metlife Stable Value Fund, which is a collective trust, is based on fair value of the underlying investments as determined by the fund’s sponsor and then adjusted by the fund’s sponsor to contract value. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions plus earnings less participant withdrawals. Metlife, the sponsor of the fund, will guarantee principal and accrued interest, based on credited interest rates, for participant-initiated withdrawals as long

Wintrust Financial Corporation Retirement Savings Plan
Notes to Financial Statements
2. Summary of Significant Accounting Policies (continued)
as the contract remains active. However, interest is credited to the contract at interest rates that reflect the performance of the underlying portfolio. Metlife resets the credited interest rate quarterly by amortizing the difference between the market value of the portfolio and the guaranteed value over the weighted-average duration of the fund’s investments. The minimum credit rate is 0%. The average yield earned on the Metlife Stable Value Fund was 15.01% and (10.29)% for 2009 and 2008, respectively, and the average yield credited to participant accounts was 3.80% and 5.11% in 2009 and 2008, respectively.
Participant loans are reported at their outstanding balances, which approximate fair value.
Interest income is recorded on the accrual basis, and dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.
Risks and Uncertainties
The Plan invests in various securities, which may include U.S. governmental securities, corporate debt instruments, corporate stocks, and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term, and those changes could materially affect the amounts reported in the financial statements.
Administrative Expenses
Administrative expenses of the Plan are paid by the Plan.
Accounting and Reporting Developments
In June 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2009-1, Generally Accepted Accounting Principles, which identifies the FASB Accounting Standards Codification (the Codification) as the single source of authoritative GAAP recognized by the FASB to be applied by non-governmental entities. The Plan adopted the provisions of the Codification as of December 31, 2009, and other than revisions to the Plan’s references to applicable accounting guidance in these financial statements, the adoption of the Codification had no impact on the Plan.

Wintrust Financial Corporation Retirement Savings Plan
Notes to Financial Statements
2. Summary of Significant Accounting Policies (continued)
In April 2009, the FASB issued FASB Staff Position No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, which is now codified into ASC 820. Among other requirements, this guidance clarifies the disclosure requirements of ASC 820 to require that major categories for debt and equity securities presented in the fair value hierarchy table be determined on the basis of the nature and risks of the investments. The adoption of this guidance had no impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.
In September 2009, the FASB issued ASU 2009-12, Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent), which amended ASC 820. ASU 2009-12 is effective for the first reporting period ending after December 15, 2009. ASU 2009-12 expands the required disclosures for certain investments with a reported NAV. ASU 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate NAV per share or its equivalent for which the fair value is not readily determinable to measure the fair value of such investments on the basis of that NAV per share or its equivalent without adjustment. ASU 2009-12 requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan has adopted ASU 2009-12 on a prospective basis for the year ended December 31, 2009. The effect of the adoption had no impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.
In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements, which amends ASC 820 by adding new disclosure requirements for Level 1 and 2 assets and liabilities; requiring separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements; and clarifying existing fair value disclosures. ASU 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact ASU 2010-06 will have on the Plan’s financial statements.

Wintrust Financial Corporation Retirement Savings Plan
Notes to Financial Statements
3. Investments
The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits at fair value is as follows:

	December 31
	2009	2008

Metlife Stable Value Fund	$19,969,670	$15,096,741
American Funds Growth Fund of America Fund	9,126,948	6,437,828
Wintrust Financial Corporation common stock*	8,564,811	4,286,991
Federated Total Return Government Bond Fund	7,440,916	7,161,441
American Funds EuroPacific Growth Fund	7,424,519	4,606,355
Fidelity Spartan 500 Index Fund	5,447,053	4,258,650
American Funds Investment Co of America Fund	5,233,981	3,874,738

*	Indicates party in interest to the Plan.
The Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as determined by quoted market prices as follows:

	Year Ended December 31
	2009	2008

Metlife Stable Value Fund	$691,552	$781,055
Wintrust Financial Corporation common stock	3,580,488	(1,887,142)
Mutual funds	11,450,805	(22,548,854)

Net appreciation (depreciation) in fair value of investments	$15,722,845	$(23,654,941)

The Plan invests in two mutual funds (Wayne Hummer Large Cap Core Fund and Wayne Hummer Small Cap Core Fund) that are managed by a subsidiary of the Plan Sponsor.

Wintrust Financial Corporation Retirement Savings Plan
Notes to Financial Statements
4. Fair Value Measurements
The Plan measures certain financial assets and liabilities at fair value in accordance with GAAP, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP also establishes a fair value hierarchy to prioritize the inputs to valuation techniques used to measure fair value into three broad levels. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The level in the fair value hierarchy within which the fair value measurement of the asset or liability in its entirety is classified is based on the lowest level input that is significant to the instrument’s fair value measurement.
The three levels within the fair value hierarchy are as follows:
Level 1 — Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 — Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include quoted prices for similar assets and liabilities in inactive markets, quoted prices for identical assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 — Level 3 inputs are unobservable inputs for the asset or liability in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the Plan’s own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include the Plan’s own financial data such as internally developed pricing models, discounted cash flow methodologies, and instruments for which the fair value determination requires significant judgment.

Wintrust Financial Corporation Retirement Savings Plan
Notes to Financial Statements
4. Fair Value Measurements (continued)
The following tables summarize the Plan’s investments measured at fair value on a recurring basis:

	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Total

December 31, 2009
Metlife Stable Value Fund	$—	$19,969,670	$—	$19,969,670
Wintrust Financial Corporation common stock	8,564,811	—	—	8,564,811
Mutual funds	58,420,656	—	—	58,420,656
Participant loans	—	—	1,785,374	1,785,374

Total investments at fair value	$66,985,467	$19,969,670	$1,785,374	$88,740,511

December 31, 2008
Metlife Stable Value Fund	$—	$15,096,741	$—	$15,096,741
Wintrust Financial Corporation common stock	4,286,991	—	—	4,286,991
Mutual funds	40,743,488	—	—	40,743,488
Participant loans	—	—	1,435,021	1,435,021

Total investments at fair value	$45,030,479	$15,096,741	$1,435,021	$61,562,241

The Plan’s Level 3 assets consist of participant loans. Participant loans are reported at their outstanding balance, which approximates fair value. The following table summarizes assets measured at fair value on a recurring basis using significant unobservable inputs.

	December 31
	2009	2008

Participant loans at beginning of year	$1,435,021	$1,079,793
Purchases, sales, issuances and settlements, net	350,353	355,228

Participant loans at end of year	$1,785,374	$1,435,021

Wintrust Financial Corporation Retirement Savings Plan
Notes to Financial Statements
5. Reconciliation to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2009	2008

Net assets available for benefits per the financial statements	$92,856,993	$67,112,550
Adjustment from contract value to fair value for common collective trust that invests in benefit-responsive investment contracts	(745,624)	(2,425,496)
Participant loan in default	(14,059)	(12,956)

Net assets available for benefits per Form 5500	$92,097,310	$64,674,098

The following is a reconciliation of the net increase (decrease) in net assets available for benefits per the financial statements to the Form 5500:

	Year Ended December 31
	2009	2008

Other income:
Adjustment from contract value to fair value for common collective trust	$1,679,872	$(2,393,215)
Distributions:
Deemed distribution of defaulted loan	(1,103)	(12,956)

Total	$1,678,769	$(2,406,171)

Wintrust Financial Corporation Retirement Savings Plan
Notes to Financial Statements
6. Income Tax Status
The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated November 27, 2001, stating that the form of the Plan is qualified under Section 401 of the Code and, therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2009-6 and 2005-16, the Plan Administrator has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.
7. Terminated Participants
Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan and requested a distribution prior to year-end. Amounts allocated to these participants were approximately $62,677 and $5,594 at December 31, 2009 and 2008, respectively.

Supplemental Schedule

Wintrust Financial Corporation Retirement Savings Plan
EIN: 36-3954651     Plan Number: 001
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2009

			Current
Identity of Issuer	Units	Price	Value

Common collective trust:
Metlife Stable Value Fund *	136,753	$146.03	$19,969,670

Common stock:
Wintrust Financial Corporation common stock**	283,699	30.19	8,564,811

Mutual funds:
American Funds EuroPacific Growth Fund	193,649	38.34	7,424,519
American Funds Growth Fund of America Fund	333,953	27.33	9,126,948
American Funds Investment Co of America Fund	201,695	25.95	5,233,981
Artio Total Return Bond Fund	77,636	13.39	1,039,544
Federated Kaufmann Fund	704,225	4.66	3,281,689
Federated Total Return Government Bond Fund	664,368	11.20	7,440,916
Fidelity Spartan 500 Index Fund	70,815	76.92	5,447,053
First American Real Estate Secs. Y	32,768	14.30	468,584
Franklin Small Cap Value Fund	64,331	36.16	2,326,221
Janus Enterprise Fund	96,333	46.97	4,524,781
Lord Abbett Large Cap Research Fund	72,451	26.09	1,890,257
Riversource Mid Cap Value Fund	398,303	6.48	2,581,006
Royce Value Plus Fund	226,607	11.24	2,547,064
Vanguard Federated Money Market Fund	174,440	1.00	174,440
Vanguard Windsor II Fund	58,114	23.68	1,376,143
Wayne Hummer Large Cap Core Fund**	64,320	11.81	759,620
Wayne Hummer Small Cap Core Fund**	65,437	14.14	925,277
William Blair Growth Fund	187,322	9.89	1,852,613

Investments (other than participant loans)			86,955,137
Participant loans (3.25%—9.50%)			1,785,374

Assets held at end of year			$88,740,511

*	Contract value is $20,715,294.

**	Indicates party in interest to the Plan.